Exhibit 99.2

BESPOKE CAPITAL ACQUISITION CORP.

(A SPECIAL PURPOSE ACQUISITION CORPORATION)

MANAGEMENT’S DISCUSSION AND ANALYSIS

MARCH 31, 2021

(EXPRESSED IN UNITED STATES DOLLARS)

Management’s Discussion and Analysis

General

The following discussion of performance, financial condition and future prospects should be read in conjunction with the financial statements (‘‘Financial Statements’’) of Bespoke Capital Acquisition Corp. (the ‘‘Corporation’’ or “BCAC”) for the three months ended March 31, 2021 and the accompanying notes thereto. The information contained in this Management’s Discussion and Analysis (‘‘MD&A”) is presented as at May 14, 2021 unless otherwise indicated. The Financial Statements of the Corporation have been prepared by management and are in accordance with generally accepted in the United States of America (“GAAP”). The Corporation’s financial information is expressed in United States dollars unless otherwise specified. In addition to reviewing this report, readers are encouraged to read the Corporation’s public information filings on SEDAR at www.sedar.com.

Cautionary Statement Regarding Forward-Looking Information

This document may contain ‘‘forward-looking statements’’ (as defined under applicable securities laws). These statements relate to future events or future performance including comments with respect to the Corporation’s objectives and priorities for fiscal year 2021 and beyond, and strategies or further actions with respect to the Corporation, a Qualifying Acquisition (as defined below), the Corporation’s business operations, financial performance and condition. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking statements can be identified by terminology such as ‘‘may’’, ‘‘will’’, ‘‘should’’, ‘‘expect’’, ‘‘plan’’, ‘‘anticipate’’, ‘‘believe’’, ‘‘estimate’’, ‘‘predict’’, ‘‘potential’’, ‘‘continue’’, ‘‘target’’, ‘‘intend’’, ‘‘could’’ or the negative of these terms or other comparable terminology. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and a number of factors could cause actual events or results to differ materially from the results discussed in the forward-looking statements. In evaluating these statements, readers should specifically consider various factors that may cause actual results to differ materially from any forward-looking statement. These factors include, but are not limited to, market and general economic conditions and the risks and uncertainties discussed in the section entitled ‘‘Risk Factors’’ in the Corporation’s annual information form dated March 12, 2021 (the “AIF”).

The forward-looking information contained in this MD&A is presented for the purpose of assisting shareholders in understanding business and strategic priorities and objectives as at the periods indicated and may not be appropriate for other purposes. Forward-looking statements contained in this MD&A are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that the Corporation considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Corporation. Prospective investors are cautioned to consider these and other factors carefully when making decisions with respect to the Corporation and not place undue reliance on forward-looking statements. Circumstances affecting the Corporation may change rapidly. Except as may be expressly required by applicable law, the Corporation does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Nature of Activities

The Corporation is a special purpose acquisition corporation incorporated on July 8, 2019 under the laws of the Province of British Columbia for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar qualifying acquisition involving the Corporation (a ‘‘Qualifying Acquisition’’). The registered office of the Corporation is located at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC, V7X 1L3, Canada. The Corporation’s head office is located at Third Floor, 115 Park Street, London, United Kingdom, W1K 7AP.

Initial Public Offering

On August 15, 2019, the Corporation completed its initial public offering (the “Offering”) of 35,000,000 Class A restricted voting units (the “Class A Restricted Voting Units”) at $10.00 per Class A Restricted Voting Unit. On September 13, 2019, the underwriters partially exercised their over-allotment option (the “Over-Allotment Option”) to purchase an additional 1,000,000 Class A Restricted Voting Units, at a price of $10.00 per unit. As a result of the exercise of the Over-Allotment Option, an aggregate of 36,000,000 Class A Restricted Voting Units have been issued.

Each Class A Restricted Voting Unit was comprised of a Class A restricted voting share (a “Class A Restricted Voting Share”) and one-half of a share purchase warrant (each whole warrant, a “Warrant”). Each whole Warrant entitles the holder to purchase one Class A Restricted Voting Share for a purchase price of $11.50, commencing sixty-five (65) days after the completion of the Qualifying Acquisition and will expire on the day that is five years after the closing date of the Qualifying Acquisition or earlier as further described in the Corporation’s final long form prospectus dated August 8, 2019 (the “Prospectus”).

The Class A Restricted Voting Units commenced trading on August 15, 2019 on the Toronto Stock Exchange (the “Exchange”) under the symbol “BC.V”. and separated into Class A Restricted Voting Shares and the Warrants on September 24th, 2019, under the symbols “BC.U” and “BC.WT.U”, respectively. The Class B shares (the “Class B Shares”) will not be listed prior to the Qualifying Acquisition. Prior to any Qualifying Acquisition , the Class A Restricted Voting Shares may only be redeemed upon certain events. Class A Restricted Voting Shares will be redeemable for a pro-rata portion of the amount then held in the escrow account, net of taxes payable and other prescribed amounts.

The proceeds of $360,000,000 relating to the Class A Restricted Voting Units are held by TSX Trust Company, as “Escrow Agent”, in an escrow account (the “Escrow Account”) at a Canadian chartered bank or subsidiary thereof, in accordance with the escrow agreement. Subject to applicable law, none of the escrow funds in the Escrow Account will be released from the Escrow Account until the earliest of: (i) the closing by the Corporation of a Qualifying Acquisition within the “Permitted Timeline”; (ii) a redemption (on the closing of a Qualifying Acquisition or on an extension of the Permitted Timeline, each as provided in the Prospectus) by holders of, or an automatic redemption of, Class A Restricted Voting Shares; (iii) a Winding-Up. Proceeds held in the escrow account may also be used to satisfy the requirement of the Corporation to pay taxes on the interest or certain other amounts earned on the escrowed funds and for payment of certain expenses.

The escrowed funds are being held to enable the Corporation to (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a Qualifying Acquisition or an extension to the Permitted Timeline, or in the event a Qualifying Acquisition does not occur within the Permitted Timeline), (ii) fund the Qualifying Acquisition with the net proceeds following payment of any such redemptions and deferred underwriting commission, and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses. Such escrowed funds and all amounts earned thereon, subject to such obligations and applicable law, will be assets of the Corporation. These escrowed funds will also be used to pay (i) the underwriters the portion of the deferred underwriting commission provided in the initial public offering underwriting agreement in an amount equal to $11,700,000 and (ii) the discretionary deferred portion of the underwriting commission to such person(s) as is designated by the Corporation, all in accordance with the terms of the underwriting agreement. The discretionary deferred portion will be payable only at the Corporation’s sole discretion, in whole or in part, and only upon completion of its Qualifying Acquisition, in accordance with the terms of the underwriting agreement.

Consummation of the Qualifying Acquisition will require approval by a majority of the Corporation’s directors unrelated to the Qualifying Acquisition.

In connection with the closing of a Qualifying Acquisition within the Permitted Timeline, holders of Class A Restricted Voting Shares will be provided with the opportunity to redeem all or a portion of their Class A Restricted Voting Shares for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account at the time immediately prior to the redemption deposit deadline, including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, and (ii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation, subject to certain limitations as further described in the Prospectus. Each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or other person with whom such holder or affiliate is acting jointly or in concert, will not be permitted to redeem more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding.

If the Corporation is unable to consummate a Qualifying Acquisition within the Permitted Timeline of 18 months from the closing of the Offering (or 21 months from the closing of the Offering if the Corporation has executed a definitive agreement for a Qualifying Acquisition within 18 months from the closing of the Offering but has not completed the Qualifying Acquisition within such 18-month period), the Corporation will be required to redeem each of the outstanding Class A Restricted Voting Shares, for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account, including any interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, (ii) any taxes of the Corporation arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of $50,000 of interest and other amounts earned from the proceeds in the escrow account to pay actual and expected Winding-Up expenses and certain other related costs, each as reasonably determined by the Corporation. The underwriters will have no right to the deferred underwriting commission held in the escrow account in such circumstances.

Such Permitted Timeline, however, could be extended to up to 36 months with shareholder approval of only the holders of Class A Restricted Voting Shares, by ordinary resolution, with approval by the Corporation’s board of directors. If such approvals are obtained, holders of Class A Restricted Voting Shares, irrespective of whether such holders voted for or against, or did not vote on, the extension of the Permitted Timeline, would be permitted to deposit all or a portion of their shares for redemption prior to the second business day before the shareholders’ meeting in respect of the extension.

On February 4, 2021, the Company and Vintage Wine Estates, Inc. (“VWE”) announced that they have entered into definitive transaction agreement (the “Transaction Agreement”) pursuant to which, among other things, the Corporation will acquire, all of the equity of VWE (the “Transaction”) by way of a merger between VWE and a wholly owned subsidiary of the Corporation (“Merger Sub”). The Transaction is intended to constitute the Company’s qualifying acquisition pursuant to the TSX Company Manual.

As part of the Transaction, among other things, (i) the Corporation will change its jurisdiction of incorporation from the Province of British Columbia to the State of Nevada (the “Continuance”); (ii) Merger Sub will merge with and into VWE with VWE surviving the merger as a wholly owned subsidiary of the Corporation (the “Merger”); and (iii) the Corporation will change its name to “Vintage Wine Estates, Inc.” ” (referred to herein as “New VWE Holdco”). All outstanding Class A Restricted Voting Shares and the outstanding Class B shares (the “Founder’s Shares”) held by the Bespoke Sponsor Capital LP (our “sponsor”) will be converted on a one-to-one basis into shares of common stock of New VWE Holdco (“New VWE Holdco Common Stock”) and the outstanding share purchase warrants will continue and remain outstanding on a one-for-one basis as share purchase warrants of New VWE Holdco (“New VWE Holdco Warrants”).

Following completion of the Transaction, New VWE Holdco will own 100% of VWE and, assuming no redemptions of Class A Restricted Voting Shares and no exercise of dissent rights in connection with the Continuance, former holders’ of VWE’s equity securities will collectively own an approximately 39% equity and voting interest in New VWE Holdco.

The Continuance, the Merger and related matters will be considered at a shareholders’ meeting, expected to be held in the second quarter of 2021. The Corporation will also provide holders of Class A Restricted Voting Shares the opportunity to redeem all or a portion of their Class A Restricted Voting Shares in accordance with BCAC’s organizational documents. The VWE board of directors has determined that the Transaction Agreement and the Transaction are in the best interests of VWE and the BCAC board of directors has determined that the Transaction Agreement and the Transaction are in the best interests of BCAC. The BCAC board of directors has recommended that BCAC shareholders vote in favor of the Continuance, the Merger and related matters.

Concurrently with entering into the Transaction Agreement, our sponsor entered into a support agreement, pursuant to which it agreed, among other things, to vote in favor of the Continuance, the Merger and related matters and certain VWE shareholders entered into a support agreement pursuant to which they agreed, among other things, to vote in favor of the Transaction. Concurrent with the consummation of the Transaction, the VWE shareholders and our sponsor will enter into an investor rights agreement (the “Investor Rights Agreement”), which will provide for, among other things, voting agreements, registration rights and certain other restrictions.

Completion of the Transaction remains subject to the satisfaction or waiver of certain customary conditions, including, among other things: (a) the receipt of Corporation shareholder approval, approving the Continuance, the Merger and related matters; (b) the effectiveness of a registration statement on Form S-4 and the issuance by the Ontario Securities Commission of a final receipt for the Corporation’s non-offering prospectus; (c) the approval of the Toronto Stock Exchange (the “TSX”); (d) the approval for listing of the New VWE Holdco Common Stock and the New VWE Holdco Warrants on Nasdaq; (e) the expiration or termination of any waiting period (and any extension thereof) and receipt of all required consents applicable to the Transaction under applicable antitrust laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976; and (f) the occurrence of the Continuance.

On April 23, 2021, the Company and VWE announced that Wasatch Global Investors (“Wasatch”) will increase its current investment in the combined BCAC-VWE (the “Company”) by $100 million, from $28 million announced in February 2021 to a total of $128 million. The new investment will take the form of Company common shares at $10 per share, BCAC’s IPO price. The investment is subject to the closing of the BCAC-VWE Qualifying Transaction.

On May 6, 2021, the Corporation announced that the SEC has declared its S-4 registration statement effective and the parties are proceeding to complete BCAC’s Continuance to Nevada and the proposed Qualifying Transaction with VWE, one of the fastest growing U.S. wine producers with an industry leading direct-to-customer platform. Closing of BCAC’s Qualifying Transaction with VWE is expected to occur on or about June 7, 2021, and trading in the combined company is expected to commence on NASDAQ and the TSX on June 8, 2021, subject to the satisfaction of closing conditions, including a vote of the shareholders on the Continuance and Qualifying Transaction.

On May 6, 2021, holders of Class A Restricted Voting Shares of the Company present in person and represented by proxy at the Meeting voted to approve the extension of the permitted timeline for the Company to complete its Qualifying Acquisition with VWE from May 15, 2021 to July 30, 2021.

On May 6, 2021, the Corporation gave notice to holders of the Class A Restricted Voting Shares (each a “Holder”), in accordance with Section 29.5 of the articles of the Corporation dated as of August 14, 2019 (the “Articles”), of their right to redeem all or a portion of their Class A Restricted Voting Shares (the “Redemption”) in connection with the Corporation’s Qualifying Acquisition. To redeem their Class A Restricted Voting Shares, Holders must deposit their Class A Restricted Voting Shares for redemption prior to 4:00 p.m. (EDT) on June 4, 2021 (the “Redemption Deadline”) in accordance with the instructions contained in the Notice of Optional Redemption. In connection with the extension, 13.2 million Class A restricted voting shares have been deposited for redemption, which, unless rescinded by the holders thereof, will be redeemed. BCAC notices of redemption submitted by holders in connection with the extension may be rescinded by holders by or on May 14, 2021. The payment of redemptions that are not rescinded is expected to occur on May 17, 2021.

Selected Quarterly Information

Below is selected information from the statement of net loss and comprehensive loss for the three months ended March 31, 2021 and March 31, 2020.

Unaudited Condensed Statements of Operations

(Expressed in United Stated Dollars)

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Expenses
General and administrative	$3,474,429	$556,901

(Loss) from operations	(3,474,429)	(556,901)
Other income
Investment income	35,324	1,465,040

(Loss) income before income tax expense	(3,439,105)	908,139
Income tax expense	—	56,037
Net (loss) income	$(3,439,105)	$852,102

Basic and diluted net income per Class A Restricted Voting Share	$0.00	$0.03

Weighted average number of Class A Restricted Voting Shares outstanding (basic and diluted)	36,000,000	36,000,000

Basic and diluted net loss per Class B share	$(0.38)	$(0.02)

Weighted average number of Class B shares outstanding (basic and diluted)	9,000,000	9,000,000

Results of Operations

For the three months ended March 31, 2021, the Corporation realized a net loss of $(3,439,105), basic and diluted net loss of $(0.38) per Class B Share and net income of $0.00 per Class A Share. For the three months ended March 31, 2020, the Corporation realized a net income of $852,102 basic and diluted net loss of $(0.02) per Class B Share and net income of $0.03 per Class A Share.

Interest Income

The funds raised relating to Class A Restricted Voting Units totaling $360,000,000 have been held in cash and cash equivalents in escrow with a Canadian chartered bank. During the three months ended March 31, 2021, the Corporation earned interest income of $35,324. During the months ended March 31, 2020, the Corporation earned interest income of $1,465,045. The interest income decreased in the current quarter primarily as a result of low interest rates. The current cash is invested in U.S treasury bills with 1-month terms of investment.

General and Administrative Expenses

General and administrative expenses include costs incurred relating to assessing, negotiating and conducting due diligence on potential Qualifying Acquisition s, as well as general administrative costs of operating the Corporation. A summary of the general and administrative expenses incurred during the three months ended March 31, 2021 and 2020 are as follows:

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Public company filing and listing costs	$509,146	55,191
Professional fees(marketing, recruitment, diligence ,etc.)	2,454,820	304,707
Insurance	360,585	55,350
General office expenses(travel, service agreement, phone etc.)	149,878	141,653

	$3,474,429	556,901

Income Taxes

During the three months ended March 31, 2021 and 2020, the Corporation allocated tax expense of $0.00 and $56,037.

Selected Quarterly Information

Below is selected information from the statement of net loss and comprehensive loss for the seven most recently completed quarters.

Statement of Operations

							From July 8, 2019
	For the three	For the three	For the three	For the three	For the three	For the three	(Date of
	months ended	months ended	months ended	months ended	months ended	months ended	Incorporation) to
	March, 31	December 31,	September, 30	June, 30	March, 31	December, 31	September 30,
	2021	2020	2020	2020	2020	2019	2019
Expenses
General and administrative	$3,474,429	1,139,934	664,966	235,209	556,901	569,997	466,788

(Loss) from operations	(3,474,429)	(1,139,934)	(664,966)	(235,209)	(556,901)	(569,997)	(466,788)

Other income
Investment income	$35,324	49,631	64,709	702,596	1,465,040	1,632,001	623,355

(Loss) income before income tax (benefit) expense	(3,439,105)	(1,090,303)	(600,257)	467,386	908,139	1,062,004	156,567

Income taxes
Income tax (benefit) expense	—	(194,007)	(199,992)	143,999	56,037	193,963	—

Net (loss) income	$(3,439,105)	(896,296)	(400,265)	323,387	852,102	868,041	156,567
Basic and diluted net income per Class A share	$0.00	0.00	0.00	0.01	0.03	0.03	0.56

Weighted average number of Class A shares outstanding (basic and diluted)	36,000,000	36,000,000	36,000,000	36,000,000	36,000,000	28,107,345	19,564,706

Basic and diluted net (loss) per Class B share	$(0.38)	(0.10)	(0.05)	(0.02)	(0.02)	(0.04)	(2.00)

Weighted average number of Class B Shares outstanding (basic and diluted)	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	5,338,971

Unaudited Condensed Statements of Operations

    (Expressed in United Stated Dollars)

	March 31, 2021	March 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(3,439,105)	$852,102
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Investment income earned on Trust Account	(35,324)	(1,465,040)
Changes in operating assets and liabilities
Prepaid expenses	20,598	17,459
Accounts payable and accrued expenses	2,410,897	(22,897)
Income taxes payable	—	56,037
Due to related party, net	8,764	(27,157)

Net cash used in operating activities	(1,034,171)	(589,496)

Net (decrease) increase in cash	(1,034,171)	(589,496)
Cash, beginning of period	2,114,670	4,182,004

Cash, end of period	$1,080,500	$3,592,508

Non-cash investing and financing activities
Change in value of Cass A Restricted Voting Shares subject to redemption	$25,787	$1,069,479

Liquidity, Capital Resources and Financial Position

	March 31, 2021
	(unaudited)	December 31, 2020
ASSETS
Current assets
Cash	$1,080,500	$2,114,670
Prepaid income taxes	493,996	493,996
Prepaid expenses	130,811	151,409

Total current assets	1,705,307	2,760,075
Investments held in Trust Account	364,078,637	364,043,313

Total assets	$365,783,944	$366,803,388

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities	$3,162,788	$751,891
Due to related party	8,764	—

Total current liabilities	3,171,552	751,891
Deferred underwriters’ commission	13,500,000	13,500,000
Total liabilities	$16,671,552	$14,251,891

Commitments and Contingencies
Class A Restricted Voting Shares, 36,000,000 shares subject to redemption	363,338,039	363,312,252
Stockholders’ Equity (Deficiency)
Class A Restricted Voting Shares, unlimited shares authorized; 0 shares issued and outstanding (excluding 36,000,000 shares subject to possible redemption) at both December 31, 2020 and 2019	—	—
Class B Shares, unlimited shares authorized; 9,000,000 shares issued and outstanding at both December 31, 2020 and 2019	25,000	25,000
Additional paid-in capital	—	—
Accumulated deficit	(14,250,647)	(10,785,755)

Total stockholders’ deficiency	$(14,225,647)	$(10,760,755)

Total liabilities and stockholders’ deficiency	$365,783,944	$366,803,388

The amounts held in trust includes the $360,000,000 funds raised relating to Class A Restricted Voting Units and cumulative interest earned totaling $4,078,637 as of March 31, 2021 net of $494,020 released from trust account to pay taxes as compared to cumulative interest earned totaling $4,043,313 as of December 31, 2020. In accordance with the terms of the Offering, all amounts raised through the issuance of the Class A Restricted Voting Units were deposited into the escrow account and can only be released upon certain prescribed conditions being met.

The Corporation’s intent is for all or substantially all of the funds held in the escrow account to be used to complete a Qualifying Acquisition, or several Qualifying Acquisitions, which would likely close concurrently. As noted in the Prospectus, the fair market value of any Qualifying Acquisition (or the aggregate fair market value of the Corporation’s combined Qualifying Acquisitions, if there is more than one) must, unless exemptive relief is obtained from the Exchange, not be less than 80% of the assets held in the escrow account at the time the agreement is entered into (excluding the deferred underwriting commission and applicable taxes payable on interest and other amounts earned in the escrow account). If, after redemptions, debt or the Corporation’s capital stock is used as consideration to consummate a Qualifying Acquisition, the remaining proceeds held in the escrow account may be used to fund general ongoing expenses. Such funds could be used in a variety of ways, including continuing or expanding the post-Qualifying Acquisition entity’s operations, for strategic acquisitions by such new entity, for payment of dividends and for marketing, research and development of existing or new products, or for other purposes.

As at March 31, 2021, the Corporation had cash, excluding restricted amounts held in the escrow account, totaling $1,080,500 which is available to fund its ongoing working capital requirements. The Corporation anticipates generating negative cash flows from operating activities on a quarterly basis until a Qualifying Acquisition has been completed and, thereafter cashflow will depend on the nature and success of the Qualifying Acquisition. The expenses relating to ongoing operating activities include professional fees, general and administration expenses related to being a public company, and costs associated with identifying and negotiating a Qualifying Acquisition. As at March 31, 2020 the Corporation had cash, excluding restricted amounts held in the escrow account, totaling $3,592,508.

Currently, the Corporation does not expect to raise additional funds to meet its operating expenditures until the consummation of a Qualifying Acquisition. Management expects, but it cannot be assured, that the Corporation will have sufficient funds outside of the escrow account to operate the business.

As of the date of this MD&A the Corporation does not have any off-balance sheet financing arrangements and has not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets.

Share Capital

As of the date of this MD&A, the Corporation had 36,000,000 Class A Restricted Voting Shares and 9,000,000 Class B Shares issued and outstanding. In addition, the Corporation had an aggregate of 30,000,000 Warrants issued and outstanding, comprised of 18,000,000 Warrants which formed part of the Class A Restricted Voting Units and 12,000,000 Founders’ Warrants issued to our sponsor.

Related Party Transactions

The Corporation has entered into an administrative services agreement with our Sponsor for an initial term of 18 months, subject to possible extension, for office space, utilities, and administrative support, which may include payment for services of related parties, for, but not limited to, various administrative, managerial, or operational services or to help effect a Qualifying Transaction. The Corporation has agreed to pay up to $10,000 per month, plus applicable taxes for such services. The Corporation paid the Sponsor $30,000 for the three-month period ended March 31, 2021 and 2020 related to these services. In April 2020, the Corporation agreed to pay an affiliate of our Sponsor until Qualifying Acquisition is consummated, for overhead costs incurred on behalf of the Corporation. The Corporation paid $146,762 for the three-month ended March 31, 2021 and $0 for the three-month ended March 31, 2020 related to these costs.

The Corporation has further agreed to reimburse an affiliate of our Sponsor for any out-of-pocket expenses incurred by directors, officers and consultants of the Corporation which were paid by the affiliate relating to certain activities on the Corporation’s behalf, including identifying and negotiating a Qualifying Transaction. The Corporation incurred $ 10,232 related to expenses during the three-month period ended March 31, 2021. At March 31, 2021 and December 31, 2020, $8,764 and $0, respectively of such expenses are reported as due to related party.

Significant Accounting Policies and Critical Accounting Estimates

The accompanying condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). For further information about the accounting policies used by the Corporation, please refer to the Corporation’s financial statements and notes thereto for the three months ended March 31, 2021.

Controls and Procedures

Under their supervision, the Chief Executive Officer and Chief Financial Officer have implemented disclosure controls and procedures and internal controls over financial reporting appropriate for the nature of operations of the Corporation. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. The Corporation’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as required by Rule 13a-15(b) of the Exchange Act) and has concluded that the Corporation’s disclosure controls and procedures are effective as of March 31, 2021.

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Corporation’s design of its internal controls over financial reporting is based on the principles set out in the “Internal Control – Integrated Framework (2013)” issued by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). In connection with our 2019 and 2020 audit, as part of the restatement to the 2019 financial statements from IFRS to US GAAP, we had previously disclosed a material weakness in our internal control over financial reporting related to the accounting for a complex accounting transaction within the equity instruments as part of the restatement to US GAAP.

We took actions to remediate the material weakness relating to our internal controls over financial reporting, by engaging qualified third-party service provider to analyse and evaluate complex accounting transactions. As a result of the remediation activities and controls in place as of March 31, 2021 described above, we have remediated this previously disclosed material weakness.

Management of the Corporation has also concluded that the financial statements of the Corporation, present fairly, in all material respects, the Corporation’s financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

Managing Risk

Except as otherwise disclosed in this MD&A and in the Financial Statements, there have been no significant changes to the nature and scope of the risks faced by the Corporation as described in the AIF, which is available on SEDAR at www.sedar.com. These business risks should be considered by interested parties when evaluating the Corporation’s performance and its outlook.